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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                   -----------------------------------------

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                           The Cosmetic Center, Inc.
                           -------------------------
                                (Name of Issuer)


                 Class C Common Stock, par value $.01 per share
                 ----------------------------------------------
                         (Title of Class of Securities)

                                  221 234 30 5
                                  ------------
                                 (CUSIP Number)

                            Barry F. Schwartz, Esq.
                              Mafco Holdings Inc.
                                 35 E. 62nd St.
                               New York, NY 10021
                  -------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                   Copies to:

                            Steven Della Rocca, Esq.
                                Latham & Watkins
                                885 Third Avenue
                         New York, New York 10022-4802


                                 April 25, 1997
                      ------------------------------------
            (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [ ]


                               Page 1 of 12 Pages



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                                                                   Page 2 of 12


                                  SCHEDULE 13D


CUSIP No. 221 234 30 5

1.       Name of Reporting Person

         Revlon Consumer Products Corporation

2.       Check the Appropriate Box if a Member of a Group                (a) [ ]
                                                                         (b) [ ]

3.       SEC Use Only

4.       Source of Funds

         BK, OO

5.       Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)                                     [  ]

6.       Citizenship or Place of Organization

         Delaware

                           7.       Sole Voting Power
                                    None
Number of
Shares                     8.       Shared Voting Power
Beneficially                        8,479,335
Owned By
Reporting                  9.       Sole Dispositive Power
Person                              None
With
                           10.      Shared Dispositive Power
                                    8,479,335

11.      Aggregate Amount Beneficially Owned by Each Reporting Person
         8,479,335

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares                                                             [  ]

13.      Percent of Class Represented by Amount in Row (11)

         84.7%

14.      Type of Reporting Person
         CO


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                                                                   Page 3 of 12


                                  SCHEDULE 13D


CUSIP No. 221 234 30 5

1.       Name of Reporting Person

         Mafco Holdings Inc.

2.       Check the Appropriate Box if a Member of a Group                (a) [ ]
                                                                         (b) [ ]

3.       SEC Use Only

4.       Source of Funds

         BK, OO

5.       Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)                                     [  ]

6.       Citizenship or Place of Organization

         Delaware

                           7.       Sole Voting Power
                                    None
Number of
Shares                     8.       Shared Voting Power
Beneficially                        8,479,335
Owned By
Reporting                  9.       Sole Dispositive Power
Person                              None
With
                           10.      Shared Dispositive Power
                                    8,479,335

11.      Aggregate Amount Beneficially Owned by Each Reporting Person
         8,479,335

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares                                                             [  ]

13.      Percent of Class Represented by Amount in Row (11)

         84.7%

14.      Type of Reporting Person
         CO


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                                                                   Page 4 of 12


Item 1.  Security and Issuer

                  This Schedule 13D relates to the Class C Common Stock, par value $.01 per share (the "Class C Common Stock"), of The Cosmetic Center, Inc. (the "Company"). The principal executive offices of the Company are located at 8839 Greenwood Place, Savage, Maryland 20763.

Item 2.  Identity and Background

                  (a) Revlon Consumer Products Corporation ("Revlon"), a Delaware corporation. The address of the principal business offices of Revlon is 625 Madison Avenue, New York, NY 10022, and the principal business of Revlon is the manufacture and sale of cosmetics and skin care, fragrances and personal care products. The names, business addresses, and principal businesses of each of the directors and executive officers of Revlon are set forth on Schedule I hereto and incorporated by reference herein. Revlon is an indirect subsidiary of Mafco Holdings Inc. ("Mafco Holdings"), a Delaware corporation. The address of the principal business offices of Mafco Holdings is 35 East 62nd Street, New York, NY 10021, and the principal business of Mafco Holdings is to operate as a diversified holding company. The names, business addresses, and principal businesses of each of the directors and executive officers of Mafco Holdings are set forth on Schedule II hereto and incorporated by reference herein. All of the capital stock of Mafco Holdings is owned by Ronald O. Perelman.

                  (d)  None.

                  (e)  None.

Item 3.  Source and Amount of Funds or other Consideration

                  See Item 4 below.

Item 4.  Purpose of Transaction

                  On April 25, 1997, pursuant to the Agreement and Plan of Merger among the Company, Revlon and Prestige Fragrance & Cosmetics, Inc. ("PFC") dated as of November 27, 1996 and amended as of February 20, 1997 and March 20, 1997 (the "Merger Agreement"), the Company consummated the previously announced merger of PFC, a wholly owned subsidiary of Revlon, with and into the Company (the "Merger"), with the Company surviving the Merger. Pursuant to the Merger, Revlon received 8,479,335 shares of the Company's newly issued Class C Common Stock, the only class of the Company's stock outstanding after the Merger, in exchange for its one share of PFC stock outstanding prior to the Merger. As a result of the Merger, the Company's stockholders were entitled to receive for each share of the Company's Class A or Class B Common Stock they held either (i) one share of newly issued Class C Common Stock or (ii) at each stockholder's election and subject to the limitation discussed below, $7.63 in cash (the "Cash Election"). Holders of options to purchase the Company's Class A Common Stock or Class B


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                                                                   Page 5 of 12

Common Stock with an exercise price of less than $7.63 were entitled to elect to receive for each such option they held either (i) an equivalent option to purchase Class C Common Stock or (ii) at each such optionholder's election and subject to the limitation discussed below, cash equal to the difference between $7.63 and the exercise price per share of such options. The right of stockholders and optionholders to receive cash was limited to an aggregate of 2,829,065 shares and options for shares. Holders of 3,688,440 shares in the aggregate of the Company's Class A Common Stock and Class B Common Stock and 86,500 options exercised the Cash Election. After pro-ration 2,764,116 shares in the aggregate of Class A Common Stock and Class B Common Stock were accepted for Cash Election. The shares of Class C Common Stock owned by Revlon after the Merger constitute approximately 84.7% of the outstanding Class C Common Stock after giving effect to the Cash Election. Prior to the Merger, Anita J. Weinstein, Mark S. Weinstein and Susan K. Magenheim owned or had the power to vote approximately 51.4% of the Company's outstanding Class B voting common stock and approximately 30.7% of the Company's outstanding Class A non-voting common stock. Concurrent with the consummation of the Merger, the Company entered into a loan and security agreement with BankAmerica Business Credit, Inc., as Agent, and the Lenders parties thereto, which provides for a credit facility of up to $70.0 million (the "Financing") of which approximately $36.7 million was borrowed ($14.5 million to refinance the Company's then existing credit facility and approximately $21.2 million to fund the Cash Election). The Company's accounts receivable and inventory and proceeds therefrom are pledged to secure its obligations under the Financing.

                  Revlon, Inc., a Delaware corporation, beneficially owns all of the outstanding shares of Revlon's common stock. Mafco Holdings owns, indirectly through Revlon Worldwide Corporation, shares of Revlon, Inc. common stock representing approximately 83.1% of the outstanding shares of common stock and 97.4% of the voting power of the outstanding shares of common stock of Revlon, Inc.

                  Pursuant to the Merger Agreement, the Company's Board of Directors was enlarged to nine members, and the members appointed upon consummation of the Merger were the nine nominees named in each of the Merger Agreement and the Proxy Statement/Prospectus included in the Company's Registration Statement on Form S-4 filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the "Securities Act"), on December 20, 1996 (Commission File No. 33-18321), and the amendments thereto filed January 31, 1997, February 25, 1997, March 24, 1997 and April 3, 1997. Pursuant to the Stockholders Agreement (the "Stockholders Agreement") among
Mark S. Weinstein, Anita J. Weinstein, Susan K. Magenheim, a partnership composed of Mr. Weinstein, Mrs. Weinstein and Mrs. Magenheim (the "Principal Stockholders") and Revlon dated November 27, 1997, for three years from the consummation of the Merger, the Principal Stockholders are required to vote all of their Class C Common Stock in favor of Revlon's nominees for director so that Revlon will at all times maintain representation on the Company's Board of Directors equal to Revlon's percentage ownership of Class C Common Stock, but not less than seven board seats, including two independent directors, and Revlon is required to vote its shares in favor of the Principal Stockholders' nominees for director equal to their aggregate percentage ownership of Class C Common Stock after


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                                                                   Page 6 of 12

giving effect to the Merger and the cash election component of the Merger, but not less than one nor more than two board seats.

                  Pursuant to the Stockholders Agreement, Principal Stockholders holding at least 25% of the shares of Class C Common Stock held by the Principal Stockholders will be entitled to demand on one occasion that the Company file a registration statement under the Securities Act for the sale of their Class C Common Stock and will also be entitled to include their Class C Common Stock in certain registration statements filed for the benefit of the Company. The Company will bear all expenses of such registration statements, except for fees and expenses of counsel for the Principal Stockholders and underwriters' discounts, fees and expenses. The Stockholders Agreement is incorporated herein by reference as Exhibit 2.

                  Concurrent with the consummation of the Merger, the Company also entered into a registration rights agreement with Revlon (the "Registration Rights Agreement"), pursuant to which Revlon is entitled to demand on three occasions that the Company file a registration statement under the Securities Act in connection with the sale of the Class C Common Stock held by Revlon and is also entitled to include such shares in certain registration statements filed for the benefit of the Company. The Company will bear all expenses of such registration statements, except for fees and expenses of counsel for Revlon and underwriters' discounts, fees and expenses. The Registration Rights Agreement is attached hereto as Exhibit 3 and incorporated herein by reference.

                  Revlon previously has stated publicly that the Merger is the first step in its plan to withdraw from operating retail cosmetic stores so that Revlon's management can focus on its core business of the manufacture and sale of cosmetic products. Although Revlon has not yet determined the timing or form that any plan to withdraw from operating retail cosmetic stores might take, Revlon could, among other things, sell some or all of the shares of Class C Common Stock that it received in the Merger in public or private transactions or cause the Company to conduct primary offerings of its common stock, or to issue common stock to acquire additional businesses or to merge with another entity, any of which transactions would have the effect of reducing the interest of Revlon as well as other stockholders in the Company. Revlon has not entered into, and has no present intention of entering into, any transaction that would result in Class C Common Stock being held of record by less than 300 persons or in the Class C Common Stock no longer being listed on a national securities exchange or over-the-counter market system, however, there can be no assurance that Revlon will not do so. Additionally, there can be no assurance that Revlon will withdraw from operating retail cosmetic stores.

Item 5.  Interest in Securities of the Issuer

                  (a) The aggregate percentage of Class C Common Stock reported owned by Revlon herein is based on 10,015,103 shares outstanding, which is the total number of shares of Class C Common Stock outstanding as of April 25, 1997 upon the consummation of the Merger (after giving effect to the Cash Election).



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                                                                   Page 7 of 12

                  (b) Revlon owns 8,479,335 shares of Class C Common Stock, constituting 84.7% of the shares of Class C Common Stock outstanding.

                  (c) On April 25, 1997, Revlon, pursuant to the Merger, acquired all of the 8,479,335 shares of Class C Common Stock held by Revlon as described in Item 4 above. This transaction is more fully described in the Company's Proxy Statement/Prospectus, incorporated herein by reference as
Exhibit 1.

                  (d) All of the Class C Common Stock held by Revlon has been pledged as collateral for Revlon's obligations under Revlon's credit agreement and a credit agreement of a subsidiary of Revlon. Shares of intermediate parent holding companies of Revlon are or may from time to time be pledged to secure obligations of Mafco Holdings or its affiliates.

Item 6.  Contracts, Arrangements, Understandings or
                  Relationships with Respect to Securities of the Issuer

                  See Item 4.

Item 7.  Material to be filed as Exhibits

                  1. Proxy Statement/Prospectus (the "Proxy Statement") dated April 3, 1997 (incorporated herein by reference to the Company's Registration Statement on Form S-4 (the "Form S-4"), filed with the Commission on December 20, 1996 (Commission
                           File No. 333-18321), as amended by the amendments thereto filed January 31, 1997, February 25, 1997, March 24, 1997 and April 3, 1997).

                  2. Stockholders Agreement dated November 27, 1997 among Mark S. Weinstein, Anita J. Weinstein, Susan K. Magenheim, Weinstein Family Limited Partnership and Revlon (incorporated herein by reference to Exhibit 10(S) to the Form S-4).

                  3. Registration Rights Agreement dated April 25, 1997 between the Company and Revlon.

                  4. Agreement and Plan of Merger, as amended, dated as of November 27, 1996 and amended February 20, 1997 and March 20, 1997, by and among the Company, Revlon and PFC (incorporated herein by reference to Annex I to the Proxy Statement).

                  5. Loan and Security Agreement dated as of April 25, 1997 by and among the Company, BankAmerica Business Credit, Inc., as agent, and the lenders party thereto.




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                                                                   Page 8 of 12



                                   SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: May 2, 1997


                     REVLON CONSUMER PRODUCTS CORPORATION



                     By:  /s/ Robert K. Kretzman
                        ----------------------------------------
                         Name: Robert K. Kretzman
                         Title: Vice President


                     MAFCO HOLDINGS INC.



                     By:  /s/ Barry F. Schwartz
                        ----------------------------------------
                         Name: Barry F. Schwartz
                         Title: Executive Vice President and General Counsel






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                                                                   Page 9 of 12



                                 EXHIBIT INDEX
                                 -------------

Exhibit No.                                 Document
----------                 ----------------------------------------------------

             1. Proxy Statement/Prospectus (the "Proxy Statement") (included in the Company's Registration Statement on Form S-4 (the "Form S-4"), filed with the Commission on December 20, 1996 (Commission File No. 333-18321), as amended by the amendments thereto filed January 31, 1997, February 25, 1997, March 24, 1997 and
                               April 3, 1997).

             2. Stockholders Agreement dated November 27, 1997 among Mark S. Weinstein, Anita J. Weinstein, Susan K. Magenheim, Weinstein Family Limited Partnership and Revlon (filed as Exhibit 10(S) to the Form S-4).

             3. Registration Rights Agreement dated April 25, 1997 between the Company and Revlon.

             4. Agreement and Plan of Merger, as amended, dated as of November 27, 1996 and amended February 20, 1997 and March 20, 1997, by and among the Company, Revlon and PFC (attached as Annex I to the Proxy Statement).

             5. Loan and Security Agreement dated as of April 25, 1997 by and among the Company, BankAmerica Business Credit, Inc., as agent, and the lenders party thereto.




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                                                                   Page 10 of 12

                                   SCHEDULE I

                      DIRECTORS AND EXECUTIVE OFFICERS OF
                      REVLON CONSUMER PRODUCTS CORPORATION

                  The name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Revlon Consumer Products Corporation ("Revlon") is set forth below. If no business address is given, the director's or officer's address is Revlon Consumer Products Corporation, 625 Madison Avenue, New York, New York 10022. All of the directors and executive officers are United States citizens with the exception of Mr. Colomer who is a citizen of Spain.



                                                       PRINCIPAL OCCUPATION, IF
                                                       OTHER THAN AS EXECUTIVE
                         POSITION WITH REVLON          OFFICER OF REVLON
NAME & BUSINESS          CONSUMER PRODUCTS             CONSUMER PRODUCTS
ADDRESS                  CORPORATION                   CORPORATION
---------------          -------------------           -------------------------


Ronald O. Perelman       Chairman of the               Chairman of the Board
35 East 62nd Street      Executive Committee           and Chief Executive
New York, NY  10021                                    Officer of Mafco
                                                       Holdings Inc.


Howard Gittis            Director                      Vice Chairman of Mafco
35 East 62nd Street                                    Holdings Inc.
New York, NY  10021


Irwin Engelman           Director                      Director, Executive Vice
35 East 62nd Street                                    President and Chief
New York, NY 10021                                     Financial Officer of
                                                       Mafco Holdings Inc.

Donald G. Drapkin        Director                      Vice Chairman of Mafco
35 East 62nd Street                                    Holdings Inc.
New York, NY  10021

Edward J. Landau         Director                      Attorney and Senior
250 Park Avenue                                        Partner at Lowenthal,
10th Floor                                             Landau, Fischer & Bring,
New York, NY  10177                                    P.C.


Jerry W. Levin           Chairman of the Board         Chairman and acting Chief
                         and Director                  Executive Officer of The
                                                       Coleman Company, Inc.

George Fellows           President, Chief
                         Executive Officer and
                         Director

William J. Fox           Senior Executive Vice
                         President, Chief Financial
                         Officer

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                                                                   Page 11 of 12

Carlos Colomer           Executive Vice President


Ronald H. Dunbar         Senior Vice President


M. Katherine Dwyer       Senior Vice President


Wade H. Nichols III      Senior Vice President and
                         General Counsel




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                                                                  Page 12 of 12
                                  SCHEDULE II

                        DIRECTORS AND EXECUTIVE OFFICERS
                             OF MAFCO HOLDINGS INC.

                  The name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Mafco Holdings Inc. is set forth below. If no business address is given, the director's or officer's address is Mafco Holdings Inc., 35 East 62nd Street, New York, New York 10021.


                                                       PRINCIPAL OCCUPATION, IF
                                                       OTHER THAN AS AN
NAME & BUSINESS             POSITION WITH MAFCO        EXECUTIVE OFFICER OF
ADDRESS                     HOLDINGS                   MAFCO HOLDINGS
---------------             -------------------        ------------------------

Ronald O. Perelman          Chairman of the Board
                            and Chief Executive
                            Officer

Donald Drapkin              Vice Chairman

Howard Gittis               Vice Chairman

Irwin Engelman              Director, Executive Vice
                            President and Chief
                            Financial Officer

Bruce Slovin                Director and President

Barry F. Schwartz           Executive Vice President
                            and General Counsel